UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------
In the matter of

CSW Energy, Inc                                         REPORT FOR PERIOD
CSW International, Inc.                                  April 1, 2002 to
Columbus, Ohio 43215                                        June 30, 2002


File No.  070-9091                                    PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of Central and South West Corporation.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. Refer to Exhibit E.

(4) The amount of compensation received from each qualifying facility, independent power facility and foreign utility company.
     Refer to Exhibit E

(5) Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. Refer to Exhibit E.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 29th day of August, 2002.

                                            CSW Energy, Inc.
                                     CSW International, Inc.


                                          /s/   Armando Pena
                                          ------------------
                                                Armando Pena
                                                   Treasurer

                                                                    Exhibit A

                                 CSW Energy, Inc.
                                  Balance Sheet
                                  June 30, 2002
                                   (Unaudited)
                                     ($000's)


Assets

Current Assets
   Cash and cash equivalents                                       $16,335
   Accounts receivable                                              19,961
   Prepaid expenses                                                   (695)
                                                                -----------

               Total current assets                                 35,601


Investments In and Advances to Energy Projects                     164,591

Notes Receivable - Affiliate                                        93,152

Other Assets
  Construction in progress and project development costs             2,815
  Property, Plant, and Equipment, net                              348,690
  Other - net                                                       12,609
                                                                -----------

               Total other assets                                  364,114
                                                                -----------

                  Total assets                                    $657,458
                                                                ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                $12,295
   Accrued liabilities and other                                     5,444
                                                                -----------

               Total current liabilities                            17,739

Notes Payable - Affiliate                                          365,273

Deferred Income Taxes                                               41,192

Other                                                               20,448
                                                                -----------

               Total liabilities                                   444,652


Minority Interest                                                     (351)

Shareholder's Equity
   Common stock                                                          1
   Additional paid-in-capital                                      105,425
   Accumulated retained earnings                                   107,731
                                                                -----------

               Total shareholder's equity                          213,157
                                                                -----------

               Total liabilities and shareholder's equity         $657,458
                                                                ===========

                                                                    Exhibit B

                                      CSW International, Inc.
                                    Consolidated Balance Sheet
                                          June 30, 2002
                                            (Unaudited)
                                             ($000's)

ASSETS

Fixed Assets                                                      $ 3,778
        Less - Accumulated depreciation                            (1,571)
                                                           ---------------
              Total Fixed Assets                                    2,207

Current Assets
        Cash and cash equivalents                                   1,160
        Accounts receivable                                         2,870
        Deferred Tax Asset                                         16,913
                                                           ---------------
              Total Current Assets                                 20,943

Other Assets
        Assets held for sale                                    2,751,054
        Equity investments and other                              264,209
                                                           ---------------
              Total Other Assets                                3,015,263

              Total Assets                                    $ 3,038,413
                                                           ===============

CAPITALIZATION AND LIABILITIES
Capitalization
        Common stock                                                  $ 1
        Paid-in capital                                           829,000
        Retained earnings                                         175,040
        Foreign currency translation                              (24,513)
                                                           ---------------
                                                                  979,528

        Liabilities held for sale                               1,956,108

Current Liabilities
        Accounts payable                                              390
        Advances from affiliates                                   94,874
                                                           ---------------
                                                                   95,264

Deferred Credits                                                    7,513

              Total Capitalization and Liabilities            $ 3,038,413
                                                           ===============

                                                                   Exhibit C


                                     CSW Energy, Inc.
                                   Statements of Income
                        For the Twelve Months Ended June 30, 2002
                                       (Unaudited)
                                         ($000's)



OPERATING REVENUE:
         Electric revenues                                       $38,900
         Thermal revenues                                          7,335
         Equity in Income from energy projects                    19,283
         Operating and mantenance contract services               12,744
         Construction contract revenue                            14,346
         Other                                                     3,716
                                                           --------------
                 Total operating revenue                          96,324


OPERATING EXPENSES:
         Fuel                                                     34,869
         Operating, maintnance and supplies                        9,153
         Depreciation and amortization                            10,163
         Salaries, wages and benefits                              9,919
         Construction contract expenses                           12,094
         General and administrative                                9,618
         Operating and maintenance contract services               4,209
                                                           --------------
                 Total operating expenses                         90,025

INCOME FROM OPERATIONS                                             6,299

OTHER INCOME (EXPENSE)
         Interest income                                           8,516
         Interest expense                                        (14,130)
         Sale of project ownership interest                       14,221
         Other, net                                               (1,279)
                                                           --------------
                 Total other (expense)                             7,328

INCOME  BEFORE INCOME TAXES                                       13,627

PROVISION  FOR INCOME TAXES                                         (970)
                                                           --------------

          Net income                                             $14,597
                                                           ==============

                                                                    Exhibit D

                                  CSW International, Inc.
                                    Statement of Income
                         For the Twelve Months Ended June 30, 2002
                                        (Unaudited)
                                          ($000's)




 Operating Revenues - Equity Losses                               $ (4,152)


 Operating Expenses
     General and administrative                                      2,033
     Depreciation and amortization                                    (121)
                                                            ---------------
                                                                     1,912
                                                            ---------------
 Operating Income                                                   (6,064)
                                                            ---------------

 Other Income and (Deductions)
     Investment income                                              18,232
     Unrealized gain on derivatives                                 34,152
     Interest income                                                 5,585
     Interest expense                                               (3,887)
                                                            ---------------
                                                                    54,082
                                                            ---------------
 Income Before Income Taxes                                         48,018
                                                            ---------------

 Provision for Income Taxes                                         (3,908)

 Net Income before Provision for Loss on Disposition                51,926
                                                            ---------------

 Discontinued Operations                                            66,088

 Goodwill Impairment                                               323,000

 Net Income                                                     $ (204,986)
                                                            ===============


 In July 2002 CSW International, Inc. sold SEEBOARD plc, an indirect wholly owned subsidiary of CSW International, Inc. Results of operations related to assets sold are presented above in Discontinued Operations.

 In addition, CSW International, Inc. recognized a $323 million Goodwill Impairment loss related to the assets sold in conjunction with the adoption of SFAS 142.


                                                                                                                   Exhibit E

CSW Energy, Inc. and CSW International, Inc.
ASSOCIATE TRANSACTIONS
For the Quarter Ended June 30, 2002



                        Associate               Associate                                                        Dollar Amount
                         Company                 Company               Receiving       Receiving     Types of     of Services
   Reporting            Providing               Receiving               Company         Company      Services      Provided
    Company              Services                Services                Owner          Location     Rendered       (000's)
-----------------     ---------------        ----------------        --------------    ----------  -------------  -----------

  CSW Energy, Inc.    Industry and Energy     Eastex Cogeneration    CSW Energy, Inc.   Texas       Engineering      $ 402
                       Associates LLC         Limited Partnership
